Exhibit 99.1

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 5, 2022

To the shareholders of Rail Vision Ltd.:

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of the shareholders of Rail Vision Ltd. (the “Company”) will be held at the offices of the Company, at 15 Hatidhar St. Raanana, Israel at 10:00AM. (Israel Time), on June 5, 2022.

The agenda of the Meeting will be as follows:

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2020.

2.	To approve the re-appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2022 and until our next annual general meeting of shareholders, and to authorize our Board of directors to fix such accounting firm’s annual compensation.

3.	To re-elect Shmuel Donnerstein and to ratify and approve the election of Inbal Kreiss to our Board of Directors, each for a term expiring at our next annual general meeting of shareholders (a separate vote for each director will be taken).

4.	To approve the election of Oz Adler and to ratify and approve the election of Yossi Daskal to hold office as external directors of the Company for a period of three (3) years (a separate vote for each director will be taken).

5.	To ratify and approve the purchase of a run-off liability insurance policy for directors and officers.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders at the close of business on April 25, 2022 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Shahar Hania
Shahar Hania Chief Executive Officer
May 10, 2022

15 Hatidhar St.

Raanana, Israel 4366517

PROXY STATEMENT

FOR ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 5, 2022

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.01 per share, in connection with Annual and Extraordinary General Meeting of Shareholders, to be held on June 5, 2022, at 10:00 a.m. Israel time at the offices of the Company at 15 Hatidhar St. Raanana, Israel (the “Meeting”), or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Rail Vision” “RV,” “we”, “us”, “our” and the “Company” to refer Rail Vision Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1. To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2020.

2. To approve the reappointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s annual compensation.

3. To re-elect Shmuel Donnerstein to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4. To ratify and approve the election of Inbal Kreiss to our Board of Directors effective as of April 4, 2022 for a term expiring at our next annual general meeting of shareholders.

5. To approve the election of Oz Adler to hold office as an external director of the Company, for a period of three (3) years effective as of the Meeting date.

6. To ratify and approve the election of Yossi Daskal to hold office as an external director of the Company, for a period of three (3) years effective as of April 4, 2022.

7. To ratify and approve the purchase of a run-off liability insurance policy for directors and officers.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Record Date, Share Ownership and Quorum

Only the holders of record of ordinary shares of the Company as at the close of business on April 25, 2022, (the “Record Date”) are entitled to receive notice of and attend the Meeting and any adjournment thereof. No person shall be entitled to vote at the Meeting unless it is registered as a shareholder of the Company on the record date for the Meeting.

As of the close of business on the Record Date, 15,896,090 ordinary shares were issued and outstanding. A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start.

If within half an hour from the time appointed for the Meeting a quorum is not present, then without any further notice the Meeting shall be adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law you may do so by delivery of appropriate notice to the offices of our attorneys, Shibolet & Co. (Attention: Ron Soulema, Adv) located at 4 Berkowitz St., Tel-Aviv, Israel, not later than ten days before the convening of the Meeting (i.e. May 21, 2022). The response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. May 26, 2022).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting.

Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 10:00 a.m., Eastern Time, on May 29, 2022, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entry in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card.

 Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at ofer@railvision.io or Rail Vision Ltd., 15 Hatidhar St. Ra’anana, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting.

If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 10:00 a.m., Eastern Time, on May 29, 2022.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the notice of Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, http://www.railvision.io. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power present at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of Proposals 2 - 4 & 7.

The approvals of Proposals 5 and 6 above require the affirmative vote of a majority of the voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders (other than personal interest which is not related to connections with a controlling shareholder) voted at the Meeting (excluding abstaining votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no controlling shareholder within the meaning of the Companies Law.

The Companies Law requires that each shareholder voting on Proposals 5 and 6 will indicate whether or not the shareholder has a personal interest in the proposed resolutions. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposals 5 and 6. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposals 5 and 6 their vote with respect to such Proposals will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

PROPOSAL 1:

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s report, annual report and financial statements for the years ended December 31, 2020 will be presented. We will furthermore hold a discussion with respect to such financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited financial statements for the year ended December 31, 2020, were included in our registration statement on Form F-1 (file No. 333-262854), and may be viewed at the “Investors Relations” portion of our website at http://www.railvision.io, or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditor’s report, audited financial statements or the contents of our website form part of the proxy solicitation material.

PROPOSAL 2

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

At the Meeting, you will be asked to approve the reappointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until our next annual general meeting of shareholders and to authorize our Board of Directors (upon recommendation of the audit committee) and/or the audit committee (subject to ratification by our Board of Directors) to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2020	2021
Services Rendered	(in thousands of USD)
Audit	40	120
Audit related services	2	27
Total	42	147

For the fiscal years ended December 31, 2020 and 2021, all of our audit and audit-related fees were pre-approved by our Board.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until our next annual general meeting of shareholders, is hereby approved and the Audit Committee or the Board of Directors be, and hereby is, authorized to fix the compensation of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the audit committee to fix the independent auditors’ compensation.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our audit committee or Board of Directors to fix the independent auditors’ compensation.

PROPOSALS 3-4:

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Board of Directors currently consists of nine (9) directors, including four director nominees, two of whom are nominees to serve as external directors. Under our amended and restated articles of association our board of directors must consist of at least four (4) directors and not more than thirteen (13) directors, including at least two external directors. Pursuant to our articles of association, shareholders are entitled to appoint a director to our board of director for each 10% of our outstanding share capital that they own (the “Appointed Directors”) and in such case the appointment will be for undefined period. Additional Board members are elected at our shareholders’ annual meetings (the “Elected Directors”) and in such case they shall serve on the Board until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our Board to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. All of the Elected Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

Our Appointed Directors are currently Maximilian Eichhorn and Sebastian Riedel who were each appointed by Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“Knorr-Bremse”), and Eli Yoresh who was appointed by Foresight Autonomous Holdings Ltd.. Effective May 1, 2022, Sebastian Riedel will replace Mr. Beinert as an Appointed Director of Knorr Bremse.

Sebastian Riedel, 43, currently serves as Head of M&A at Knorr-Bremse AG, and has since 2021. Mr. Riedel served as the Director of Business Development at Knorr-Bremse Rail from 2017 to 2021, and as the Strategy Manager of Knorr-Bremse AG from 2014 to 2017. Prior to his work at Knorr-Bremse, Mr. Riedel was a Manager of Corporate Finance at Hanse Corporate Finance GmbH from 2011 to 2014, and a Senior Consultant at E.ON Inhouse Consulting GmbH from 2008 to 2011. Mr. Riedel has a degree in Business Administration from the University of Cologne.

Our Elected Directors are currently Shmuel Donnerstein, Elen Katz, Itschak Shrem, Yossi Daskal and Inbal Kreiss. Messrs. Katz and Shrem are not standing for re-election at the Meeting and their tenures as members of our Board will terminate automatically at the end of the Meeting.

On March 27, 2022, at a shareholders’ meeting, our shareholders approved the nomination of Ms. Kreiss to serve as a director, subject to the consummation of our initial public offering (the “IPO”). In addition, at the same shareholders’ meeting, our shareholders approved that subject to and effective as of the consummation of the IPO, the Board members who are not otherwise engaged or employed by the Company will be entitled to remuneration according to the Companies Regulations (Rules regarding Remuneration and Expenses of External Directors), 5760-2000 and the Companies Regulations (Facilitation for companies whose securities are listed for trading on a stock exchange outside Israel), 5760-2000 of an annual fee of NIS 48,000 and a per meeting fee of NIS 2,000. Board members may waive there right to receive the above fees or any part thereof. Appointed Directors may assign their right to remuneration on the Board to the shareholder which appointed them.

Furthermore, on March 27, 2022, our shareholders also approved the grant of options to purchase 39,932 ordinary shares to each of the Board members who are not otherwise engaged or employed by the Company. The options shall be exercisable at a price per share equal to the average closing share price of the Company’s shares on Nasdaq during the first 30 days following the IPO. The options shall vest in three annual tranches over a three year period. Board members may waive there right to receive the options or any part thereof. Appointed Directors may assign their right to receive the options to the shareholder which appointed them. In addition, our shareholders approved that each of the Company’s directors will be included in the Company’s Directors & Officers insurance policy and be issued letters of indemnification and exculpation by the Company.

Each of the director nominees, whose professional background is provided below, has advised us that he is willing, able and ready to serve as a director if elected or re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Shmuel Donnerstein has served as our Chairman of the board of directors since June 2020. Since 2008, Mr. Donnerstein serves as the Chairman of the board of directors of Rav Bariach (08) Industries Ltd, a leading company in the door & locks industry in Israel for over 40 years, and also served as the CEO until 2016. Mr. Donnerstein also serves on the board of directors of Scoutam Ltd. (OTCMKTS: SCTC), Safe-Food Ltd., Rav Bariach Locking Products Ltd, Doors (08) Industries Ltd., Norieali Construction Industries Ltd. and Rav Bariach (08) Industries Ltd. Mr. Donnerstein holds a B.A. in Economics from Tel-Aviv University.

Inbal Kreiss, has served on our Board since April 2022 and is currently the Head of Innovation at the Systems, Missiles and Space Division of the Israeli Aerospace Industries Ltd. (IAI) and Chairwoman of RAKIA, Israel’s 2nd Scientific and Technological Mission to the International Space Station. Since 2013, Mrs. Kreiss has served as Deputy Director of the Space Division at IAI, leading the development, construction, launch and operation of observation and communication satellites for both Israeli and foreign users. Prior to that, Mrs. Kreiss held various leadership positions within IAI, including chief engineer of Israel’s Arrow 2 anti-ballistic missile defense system from 2000 to 2006, and project manager of the Arrow 3 exo-atmospheric interceptor from 2007 to 2013. Mrs. Kreiss holds a B.Sc in chemical engineering from the Technion, Israeli Institute of Technology, an Executive Masters in Business Administration from Tel Aviv University, and completed a visiting research fellowship at the Aeronautics & Astronautics Department of the Massachusetts Institute of Technology (MIT).

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the re-election of Shmuel Donnerstein as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the election of Inbal Kreiss as a director of the Company, to serve effective as of April 4, 2022 until our next annual general meeting of shareholders be, and hereby is, ratified and approved in all respects.

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing directors nominees.

PROPOSALS 5-6:

ELECTION OF OZ ADLER AND YOSSI DASKAL TO HOLD OFFICE AS EXTERNAL DIRECTORS OF THE BOARD OF DIRECTORS OF THE COMPANY

Background

In accordance with the Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chairman of our audit committee and as the chairman of our compensation committee), and at least one external director must serve on each other committee of our Board of Directors.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

On March 27, 2022, at a shareholders’ meeting our shareholders approved the nomination of Yossi Daskal and Regina Ungar to serve as external directors, subject to the consummation of the IPO. At the same meeting, our shareholders further approved that the external directors will be entitled to remuneration according to the Companies Regulations (Rules regarding Remuneration and Expenses of External Directors), 5760-2000 and the Companies Regulations (Facilitation for companies whose securities are listed for trading on a stock exchange outside Israel), 5760-2000 of an annual fee of NIS 48,000 and a per meeting fee of NIS 2,000. In addition the external directors will each be granted options to purchase 39,932 ordinary shares. The options shall be exercisable at a price per share equal to the average closing share price of the Company’s shares on Nasdaq during the first 30 days following the Company’s initial public offering. The options shall vest in three annual tranches over a three year period. In addition, the shareholders’ meeting approved that each of the Company’s external directors will be included in the Company’s Directors & Officers insurance policy and be issued letters of indemnification and exculpation by the Company (collectively, the “Directors’ Remunerations Terms”). On May 3, 2022, Regina Ungar resigned as a member of the Board of Directors. Thereafter, the Company’s Board of Directors nominated Oz Adler to serve as an external director.

Yossi Daskal

Mr. Daskal has served on our Board since April 2022 and serves as the President of Israel-Canada Chamber of Commerce since 2013. From 2003 to 2019, Mr. Daskal established Bombardier Israel, working as Chief Country Representative, Project Manager, Financing & Head of Sales. Prior to that, Mr. Daskal was the General Manager of Chemitron Technologies from 1999 to 2003. Since 2021, he is the chairman of the board of directors and the director of the finance committee of the Tel Aviv Museum of Art. Mr. Daskal has a Bachelor of Arts in Mediterranean and Arabic History Science and a Masters of Arts in Political Science, and is completing a PhD in Decision-Making from Haifa University.

Oz Adler

Mr. Adler, CPA, currently serves as the chief executive officer and chief financial officer of SciSparc Ltd. Mr. Adler has served as SciSparc’s chief financial officer since April 2018 and as its chief executive officer since January 2022. Prior to that, from September 2017 until March 2018, he served as the VP Finance of SciSparc. From December 2020 to April 2021, Mr. Adler served as the chief financial officer of Medigus Ltd. Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Additionally, Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including Elbit Imaging Ltd. (TASE: EMITF), Clearmind Medicine Inc. (CSE: CMND) (OTC: CMNDF) (FSE:CWY), Jeffs’ Brands Ltd., Polyrizon Ltd. and Charging Robotics Ltd. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel. We believe that Mr. Adler is qualified to serve on our board of directors because of his diverse business, management, and leadership experience.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the election of Oz Adler to hold office as an external director of the Company, for a period of three (3) years effective as of Meeting date including his entitlement to remuneration according to the Directors’ Remuneration Terms.”

“RESOLVED, to ratify and approve the election of Yossi Daskal to hold office as an external director of the Company, for a period of three (3) years effective as of April 4, 2022.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above, provided that one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders (other than personal interest which is not related to connections with a controlling shareholder) voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no controlling shareholder within the meaning of the Companies Law.

The Companies Law requires that each shareholder voting on Proposals 5 and 6 will indicate whether or not the shareholder has a personal interest in the proposed resolutions. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposals 5 and 6. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposals 5 and 6 their vote with respect to such Proposals will be disqualified.

Board Recommendation

Our Board of Directors recommends a vote FOR the election of the foregoing external director nominees.

PROPOSAL 7:

APPROVAL AND RATIFICATION OF THE PURCHASE OF a Run-off Insurance Policy for

Directors and Officers

Background

The Company’s current Directors and Officers insurance policy coverage is effective as of the Company’s IPO consummated on April 4, 2022. This policy does not cover events prior to that date.

The Company’s Board of Directors approved the purchase of a run-off insurance policy for directors and officers, which will cover past events. The insurance amount is NIS 18 million (approximately US$ 5.6 million) in aggregate plus reasonable legal defense costs, with Company retention for claims in North America of NIS 90,000 (approximately US$ 28,125) and Company retention for other claims of NIS 18,000 (approximately US$ 5,600). The policy is for 7 years as of the IPO consummation date and its cost is NIS 49,140 (approximately US$ 15,260).

The Purchase of the run-off D&O insurance policy requires ratification and approval of the Company’s shareholders.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the purchase of a run-off insurance policy for directors and officers as described in this Proxy Statement.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the purchase of a run-off D&O insurance policy.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Shahar Hania
Shahar Hania Chief Executive Officer
Dated: May 10, 2022